UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2011

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Other Events.

Office of CEO

In light of the July 13, 2011 order of the Supreme Court of the State of New York, as previously described in that certain Current Report on Form 6-K of CDC Software Corporation (the “Company”) dated July 15, 2011, the Company’s Chief Executive Officer, Mr. Peter Yip, has agreed to be placed on administrative leave, effective immediately, pending the outcome of an investigation being conducted by a special committee comprised in majority of independent members of the board of directors of the Company (the “Board”) and its parent, CDC Corporation, formed to investigate the matters related to the July 13th Order. Mr. Yip remains as Vice Chairman of the Board.

Mr. John Clough, Chairman of the Board, has been appointed Interim Chief Executive Officer of the Company.

Compensation of Board Chairman

On July 5, 2011, the Board approved an increase in the cash fees payable to the Chairman of the Board (the “Chairman”) for services rendered in his capacity as such, from $40,000 per annum to $250,000 per annum, effective January 1, 2011. On such date, the Board, under the Company’s 2009 Stock Incentive Plan, also: (i) granted the Chairman, Mr. John Clough, an aggregate of 50,000 restricted class A ordinary shares and (ii) agreed to grant Mr. Clough an additional 50,000 restricted class A ordinary shares on December 31, 2011, all of which will vest in equal quarterly installments over a period of three years from the date of grant, and all of which are payable as compensation for services rendered in his capacity as Chairman.

In light of Mr. Clough’s appointment as Interim CEO of the Company as further discussed above, Mr. Clough has agreed to forego the cash compensation payable for services rendered as Chairman during the time he holds the office of Interim CEO of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: July 18, 2011	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel